Exhibit 99.1

TD Bank Financial Group confirms intention to increase ownership stake in TD Ameritrade

    TORONTO, Feb. 6, 2009 - TD Bank Financial Group (TDBFG) today confirmed it has entered into an arrangement to increase its direct ownership of TD Ameritrade Holding Corp. (NASDAQ:AMTD) by approximately 5%. Under the terms of a TD Ameritrade Stockholders Agreement, TDBFG's ownership of TD Ameritrade has been limited to 39.9%. This limit increased to 45% on January 24, 2009.

    "We continue to be rewarded for our investment in TD Ameritrade, as it delivers great performance despite the difficult market environment," said Ed Clark, President and Chief Executive Officer, TDBFG. "As we've said before, it's been our intention for some time to take advantage of this opportunity to increase our ownership stake in this strong franchise. Now the largest retail broker in the U.S. as measured by trades per day, TD Ameritrade's significant long-term potential is a key part of our U.S. growth strategy."

    On September 14, 2006, TDBFG entered into an arrangement that provided a financial hedge for the potential future purchase of 27 million shares of TD Ameritrade common stock. On February 5, 2009, TDBFG amended the hedging arrangement to provide for settlement in TD Ameritrade common shares, instead of cash settlement. TDBFG expects the 27 million shares to be delivered on the settlement date on or about March 2, 2009, at an approximate cost to TDBFG of USD$515 million, which was determined in accordance with the terms of the hedging arrangement.

    Since the hedging arrangement was struck in 2006, it has been consolidated in TDBFG's financial statements as part of its reported investment in TD Ameritrade, with the related income recognised. For this reason, TDBFG expects the replacement of the hedging arrangement with the approximate 5% increase in direct ownership to have no material impact on TDBFG's earnings or capital levels.

    About TD Bank Financial Group

    The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the sixth largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$563 billion in assets as of October 31, 2008. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Tim Thompson, Investor Relations, (416) 982-6346; or Nick Petter, Media Relations, (416) 308-1861